IBIZ TECHNOLOGY CORP.
                           1919 WEST LONE CACTUS DRIVE
                                PHOENIZ, AZ 85021


                                                              July 3, 2001

Barbara Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      iBiz Technlogy Corp. - registrant
                  Registration Statement on Form SB-2
                  File No. 333-63808
                  Accession Number:  0001013762-01-500039

Dear Ms. Jacobs:

         This letter shall serve as an amendment to the registrant's registration statement on Form SB-2 that was filed with the Securities and Exchange Commission on June 25, 2001. We hereby include in such filing the following "Delaying Amendment" language pursuant to Rule 473 of the Securities Act of 1933:

                  "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

         If you or others have any questions or would like additional information, please contact me at 623-492-9200.


                                                    Sincerely

                                                /s/ Kenneth Schilling
                                                    Kenneth Schilling, President

cc: Gregory Sichenzia